      As filed with the Securities and Exchange Commission on March 8, 1999

                                                  Registration No.  -
================================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                   FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                              ---------------------

                                  iPARTY CORP.
                 (Name of Small Business Issuer in its Charter)

        Delaware                           7373                  13-401 2236
----------------------------   ----------------------------  -------------------
(State or other jurisdiction   (Primary Standard Industrial   (I.R.S. Employer
    of incorporation or        Classification Code Number)   Identification No.)
       organization)

                         41 East 11th Street, 11th Floor
                            New York, New York 10003
                                 (212) 331-1227
          -------------------------------------------------------------
          (Address and telephone number of principal executive offices)

                              ---------------------

Securities to be registered under Section 12 (b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

     Title of Each Class                     Name of Each Exchange on Which
     to be so Registered                     Each Class is to be Registered
     -------------------                     ------------------------------
     Common Stock, par value $0.001                OTC Bulletin Board

================================================================================

                                     PART I

         Special Note Regarding Forward-Looking Statements. Certain statements in this Form 10-SB constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). The Company is including this special note to take advantage of certain "safe harbor" provisions of the Act. Forward-looking statements included in this Form 10-SB or hereafter included in other publicly available documents filed with the Securities and Exchange Commission, reports to the Company's stockholders and other publicly available statements issued or released by the Company involve known and unknown risks, uncertainties, and other factors which could cause actual results, performance (financial or operating) or achievements to differ from the future results, performance (financial or operating) achievements expressed or implied by such forward looking statements. Such future results are based upon management's best estimates based upon the current conditions and predictions with respect to results of operations. Factors that could cause the Company's actual results, performance or achievements to differ from future results, performance (financial or operating) or achievements expressed or implied by such forward looking statements include, without limitation, the Company's ability to market and brand successfully its on-line party planning concept, changes in the Company's National and Local Fulfillment Partners and other on-line affiliates, changes in consumer demand, changes in general economic conditions, changes in technology, the rate of acceptance of the Internet as a marketing and commercial vehicle, and competition in the Internet party supply and planning business.

Item 1.  Description of Business.

         iParty Corp., a Delaware corporation (the "Company") is a development stage company that intends to become a leading Internet resource for consumers seeking party planning advice and information, party services, party goods, and personalized video greetings called "StarGreetings" from celebrities. The Company's web site, www.iparty.com (the "Site"), was launched in February 1999.

         From children's birthday parties to weddings, from Super Bowl parties to Halloween, the Company intends to make it easy and convenient for the harried consumer to exchange ideas about parties, select themes, make comprehensive plans, and purchase all of the goods and services for the successful event. The Company's operational goal is to provide a simple, seamless transaction process for the consumer. When the consumer comes to the Site, the consumer will be able to get party advice, fill a virtual shopping basket with goods and services, and pay for everything at one time at the check-out screen. Once the order has been placed, the consumer will be able to return to check the order's status, and will also receive e-mail about new items that may have come into stock that would fit the selected party theme or items asked about, but were unavailable when ordered. The consumer will also be able to dial the Company's toll-free number, 1-800-4iParty, to talk to a customer service representative who is knowledgeable about the Company's products. After the party, the consumer will receive a post-party e-mail or phone call in order to provide an opportunity for the consumer to evaluate the performance of the Site and the Company.

         Although the consumer will interact only with the Company, the actual provision and fulfillment of each of these elements will come from a network of strategic partners, vendors, or subcontractors. These strategic partners will typically fall into one of two categories: local fulfillment partners ("LFPs"), or national fulfillment partners ("NFPs"). The LFPs are likely to include entertainers (orchestras, bands, clowns, magicians, pony rides), caterers, bakers, rental firms (for items such as tents, furniture, equipment), and facilities operators, including hotels, restaurants, skating rinks, pools, and bowling alleys. Currently, and in the Company's early stages, these local partners will be little more than classified advertisers in the Company's party resources directory. Gradually, the Company will implement mechanisms to vet and monitor these providers and transform them into true partners and members of the Company's network.

         The NFPs will have the ability to provide their services or deliver their goods nearly anywhere in the U.S. (and often internationally). Typically, they will be catalog companies and/or established on-line merchants.

         The Company currently has 8 employees. In the last year, the Company spent approximately $450,000 on research and development and on construction of the Site.

         The History of the Company

         The Company was previously known as WSI Acquisitions Corp. ("WSI"), which was incorporated under the laws of the State of Delaware on June 11, 1998. On June 30, 1998, WSI merged with WSI Acquisitions, Inc., a Texas corporation, with WSI being the surviving entity. Neither WSI nor WSI Acquisitions, Inc. had operations prior to the merger with iParty Corp.

         On July 2, 1998, iParty Corp., a Delaware corporation, which was a wholly-owned subsidiary of iParty LLC, a Delaware limited liability company, merged into WSI, and WSI changed its name to iParty Corp. iParty LLC which was created on December 11, 1997 commenced operations in January 1998 to launch an Internet-based merchant of party goods and services. Shares of the Company's stock are currently trading on the OTC Bulletin Board under the symbol "IPTY." See "Recent Sale of Unregistered Securities." As a result of the merger, iParty LLC became the majority shareholder of the Company.

Design and Content of the Company Web Site

         The design, construction, operation and maintenance of the Site was, in large part, out-sourced to the Company's three operating partners, iVillage, Fry MultiMedia ("Fry"), and Ordertrust. The Site was launched in February 1999, but is not yet complete in terms of content or design. The Company's goal in designing the Site was, and continues to be, to allow the consumer to easily navigate the Site and to be able to pay for everything ordered, no matter how many NFPs are involved, in one payment transaction with the Company, without ever having to leave the Site. Currently, the Site only contains a Homepage and PartyMarket. The Site's Homepage is similar to the front page of a newspaper. It features news items (Party of the Week; upcoming movies, what's hot, what's not), ticklers to attract interest to the various channels (Now, Live Dalmatians for Your Child's "101 Dalmatians" Theme Birthday Party) and icons to make it easy for people to get to the right channels.

         PartyMarket resembles a mall of shops devoted entirely to the goods and services that relate to the theme chosen by the consumer. There, the consumer will be able to order party goods, balloons, favors, costumes, cakes and food, flowers, beverages, personalized celebrity greetings, and gifts for direct shipment. The consumer can also scan the Company's classified ads to identify providers of local services. In addition, consumers can "drill down" to see other products if they do not like the thematic offerings chosen. As the consumer selects products, they are added to the shopping basket, and when the consumer is finished shopping, the transaction is completed at a simple check-out screen.

         Once fully developed, the Site will offer party planning advice provided by recognized experts, message boards and chat rooms for people to exchange ideas about the kinds of parties that interest them, gossip columns about celebrity parties and special events, and magazine-style features on unique party ideas and experiences. The Site's content will be organized in channels or shops to reflect people's interests and objectives. At completion, each channel will have some or all of the following features, as appropriate:

o    Expert advice
o    News and features
o    Bulletin boards and Message Boards
o Classified ads (in a format that includes key information such as references)
o    Gateways to the Company's PartyMarket
o    Means of evaluating fulfillment partners by consumers.

         The News Channel (tentatively called "Party Talk") will be a continuation of the Homepage. It will carry news items, gossip columns, and feature stories. Sub-channels will focus on college parties and sports parties. Party-specific channels will include birthdays; milestone parties, such as anniversaries, Bar/Bat Mitzvahs, weddings, bachelor parties & bridal showers; and seasonal parties such as Halloween, New Year's Eve, and the Super Bowl.

         In the next six to twelve months, in addition to these shopping channels, PartyMarket will feature several distinctive channels for customer service.

         The Company also has a wholly-owned subsidiary, StarGreetings, Inc., a Delaware corporation ("StarGreetings") which owns the URL "www.StarGreetings.com." StarGreetings offers a personalized video greeting from a celebrity who looks right at the recipient, addresses him or her by name, talks about the special occasion, and mentions the person's age (if it's a birthday) or other personal characteristic. StarGreetings intends to feature all types of celebrities - athletes, actors, musicians, models, corporate leaders, politicians, and animated characters - and plans on offering greetings for a variety of occasions - birthdays, anniversaries, bachelor parties, and Christmas, among others.

         Each greeting will last between 30 and 60 seconds and can be downloaded from the Site or delivered overnight in videocassette form. The party giver can then play it back on the computer monitor or the television at the appropriate time during the party. When a consumer wants to order a StarGreeting, he or she will click on the StarGreetings icon in the Site and then will click on the celebrity of choice. The customer then selects one of several greetings, fills in the blanks for the name and age of the recipient, chooses the method of delivery (Internet download or video cassette), and hits "submit." The StarGreetings computer will then edit the name and age into the selected greeting and deliver it, as directed.

         There are currently two StarGreetings to chose from on the Site, and several more are currently in production. The Company is in the process of signing up additional celebrities.

         Competition.

         The Company does not believe that there are any direct competitors to its "PartyMarket" concept. While competitors may exist in individual categories, such as Hallmark and American Greetings for cards and invitations; Party City and the Big Party in the retail party-goods supply businesses; and FTD in the flower arena, the Company is not aware of any other business that has pooled all of these party resources into one convenient shopping mall.

         The Company is similarly unaware of competitors to the StarGreetings concept. However, the Company does recognize the potential that, despite the intended patent protection, others may see a market and try to compete and develop their own celebrity greeting technology. The Company believes that by being first, by protecting its patents and by locking celebrities into exclusive agreements, the Company will be able to maintain a competitive advantage.

Item 2.  Plan of Operation.

         General.

         The Company launched the Site in February 1999. The Company has not yet generated revenues and currently intends to raise additional capital in the next six months, either in the form of equity, debt or a combination thereof. There can be no assurance that such additional funding will be available to the Company, or if available, that the terms of such additional financing will be acceptable to the Company.

         The Company expects its revenues to be derived from several sources, but as with most e-commerce business, especially a development stage company such as the Company, risks of operations are inherent and are largely dependent on the economy and levels of consumer demand. The Company currently expects to generate revenue from (i) retail sales to consumers of goods purchased at wholesale; (ii) commissions or royalties paid by NFPs and LFPs for orders received through the Company; (iii) sales of StarGreetings; (iv) membership or franchise fees from certain NFPs and LFPs; (v) service fees paid by the consumer for certain special comprehensive party packages; (vi) advertising on the Site's pages, particularly the content features such as expert planning advice, gossip, and chat rooms; and (vii) listing fees from LFPs such as magicians, clowns, or bands, who want to be posted on the Site's classified advertisements.

         The Company expects to hire between five and ten additional employees in the next year as the needs of the Company may require to sustain growth, and to remain competitive and creative.

         The Site.

         The Company is launching the Site in two stages, as follows:

         First Stage. Currently, the Site contains the Homepage and PartyMarket. In this first stage, the Company intends to offer limited editorial content, message boards, StarGreetings, and PartyMarket. On-site shopping will initially be limited to party goods, balloons, flowers, and cakes. Additional services and goods will be made available through affiliate programs with NFPs. Currently, these programs require hyper-links to the NFPs' own web site for shopping. By the end of the second quarter of 1999, the Company expects to begin integrating these NFPs into PartyMarket and eliminating the need for hyper-links.

         Second Stage. By the end of the second quarter of 1999, the Company expects to complete the development of the PartyMarket management software. At this point it is expected that the Company's NFPs will be able to be fully integrated into PartyMarket and that most affiliate programs will end. In addition, the Company believes it will have full functionality of the Site, including live order tracking for items shipped by national couriers at this point.

         The Company currently plans to introduce additional features, such as Gift Registry, Party Workbook, Party Web Page, Online Party Service, and an Invitation Shop, at regular intervals during the third and fourth quarters of fiscal year 1999. The solicitation of advertisers for the Party Resources Directory will begin in the third quarter, most likely in partnership with on-line directory services such as Switchboard.com.

         Sales and Marketing.

         The Company intends to pursue several avenues relating to sales and marketing in the next year of operations. In terms of public relations, the Company believes that by leveraging announcements of new celebrities for StarGreetings, new content partners, new features (and their sponsors, where appropriate), and new PartyMarket partners, it can build high recognition for the Company's brand on a cost-efficient basis. The Company also expects to promote its brand with its various licensors. The Company intends to enter into cross-promotions with its NFPs, such as 1-800-FLOWERS, among others, who have the ability to reach vast audiences with their promotions. The Company will attempt to co-brand with licensors and NFPs and to negotiate for logo placement with licensors and NFPs on packaging and advertising material. There can be no assurance that the Company will be successful in such efforts.

         The Company believes that on-line affiliations are one of the most efficient formats for brand building. The Company is currently weighing affiliations with gatekeepers and service providers because of their strength in the Company's target customer bases. For example, the key word "iParty" has been reserved on America On-Line. In addition, the Company plans to target databases of its NFPs and licensors to recruit potential customers.

         In addition, to expand brand recognition, the Company intends to distribute Company t-shirts, caps, jackets, banners and novelty items with the Company logo to celebrities, pro athletes, college students and others and also intends to explore TV and movie placements. It is not anticipated that the Company will enter into endorsements, although it may consider them in special cases where a particularly attractive public figure may agree to wear the Company's items.

         Patents and Trademarks.

         The proprietary technology underlying StarGreetings and the StarGreetings trademark are licensed to StarGreetings for 20 years pursuant to a License Agreement dated August 15, 1998, by and between StarGreetings and Star Greetings, LLC, a Delaware limited liability company (the "Licensor"). See "Certain Relationships and Related Transactions."

         o StarGreetings: The patent application for the Company's StarGreetings "athlete/celebrity" video greeting concept was applied for in the name of Mr. Hero, who has agreed to assign the patent to StarGreetings LLC which will assign the patent to StarGreetings, Inc. The Comnpany also intends to apply for two patents associated with the StarGreetings technology and its PartyMarket.

         The Company has applied for the trademarks iParty and StarGreetings.

         The Company owns the following URLs:

           iParty.com
           StarGreetings.com
           iLiquor, iLiquor.com
           iLiquors, iLiquors.com
           iBaker, iBaker.com
           iBakers, iBakers.com
           iInvite, iInvite.com
           iInvitation, iInvitation.com

         Acquisitions. The Company operates in an un-branded business arena which has many small players. As a result, the Company is considering consolidating the field through acquisitions of other entities. Currently, the Company has not entered into any binding agreements for such acquisitions.

         Year 2000

         The Company has taken actions to ensure that the Site, and its internal systems and procedures are Year 2000 compliant. At this time, the Company has not encountered any Year 2000 issues which would have a material adverse effect on its business or current products. The Company will also monitor the progress of its vendors with respect to this issue.

Item 3.  Description of Property.

         The Company leases its office space at 41 East 11th Street, 11th Floor, New York, NY 10003 from TechSpace LLC. The lease commenced November 1, 1998 for an initial term of three (3) months, and expired on February 28, 1999. On March 1, 1999 the lease automatically renewed for a three month period, upon the same terms and conditions. The total monthly rent is $4,200 with an additional variable monthly service fee of an average of $600, depending on office equipment usage. In addition, the Company leases an office at 1350 Avenue of the Americas, New York, NY 1019 for $1000 a month, on a month-to-month basis. Management does not believe that such space is adequate for its immediate needs, and anticipates leasing larger office space in New York City sometime during the next 6 months.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

         The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of March 1, 1999, (i) by each person who is known by the Company to beneficially own more than 5% of the Company's Common Stock, (ii) by each of the Company's directors, (iii) by each executive officer and (iv) by all executive officers and directors as a group. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. There are 550,000 shares of Series A Preferred Stock issued and outstanding. In addition, there are warrants to purchase an additional 450,000 shares of Series A Preferred Stock, which are currently exercisable and expire on June 30, 1999. As of March 1, 1999, there were 11,005,691 shares of Common Stock outstanding.

                                             Number of Shares
                                               Beneficially         Percent of
Name and Address of Beneficial Owner(1)          Owned(2)              Class
---------------------------------------          --------              -----

Byron Hero                                      6,649,995(3)           60.42%

Maureen Broughton Murrah                          200,000(4)            1.81%

Robert H. Lessin                                7,640,000(5)(7)        69.42%
c/o WIT Capital
826 Broadway, 6th Floor
New York, NY 10003

James McCann                                    6,000,000(6)           54.51%
1-800 Flowers
1000 Stewart Avenue
Westbury, NY 11590

iParty LLC                                      7,640,000(7)           69.42%

Ajmal Khan                                         75,000(8)             *
The Verus Group, Suite 2000
1177 West Hastings Street
Vancouver, British Columbia
Canada V6E 2K3

Leslye Faulk                                       60,000(9)             *

Eric Berg                                         90,000(10)             *

Samuel Belzberg                                   50,000(11)             *
The Verus Group, Suite 2000
1177 West Hastings Street
Vancouver, British Columbia
Canada V6E 2K3

Sal Perisano                                      75,000(12)             *
Chairman, The Big Party
288 Huron Avenue
Cambridge, MA 02138

All officers and directors                         8,839,995           80.32%
as a group (6 persons)

---------------------
*        Less than one percent (1%).

 (1) Unless otherwise indicated, all addresses are c/o iParty Corp., 41 East 11th Street., 11th Floor, New York, New York 10003.

 (2) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act'), and unless otherwise indicated, represents shares for which the beneficial owner has sole voting and investment power. The percentage of class is calculated in accordance with Rule 13d-3.

 (3) Includes 6,000,000 shares of Common Stock owned by iParty LLC, in which Mr. Hero is a member and a 10% owner, and as to which Mr. Hero disclaims beneficial ownership as to all but 599,995 shares of Common Stock. Also includes 50,000 shares of presently exercisable options to acquire shares of Common Stock received pursuant to the Company's 1998 Incentive and Nonqualified Stock Option Plan (the "Plan").

 (4) Represents shares of presently exercisable options to acquire 200,000 shares of Common Stock received pursuant to the Plan.

 (5) Includes 6,000,000 shares of Common Stock owned by iParty LLC, in which Mr.Lessin is a member and the manager and a 78.34% owner. Also includes 50,000 shares of presently exercisable options to acquire shares of Common Stock received pursuant to the Plan.

 (6) Includes 6,000,000 shares of Common Stock owned by iParty LLC, in which Mr.McCann is a member and a 11.66% owner, and as to which Mr. McCann disclaims beneficial ownership as to all but 699,813 shares of Common Stock.

 (7) iParty LLC is a Delaware limited liability company and a 54.5% shareholder of the Company. Mr. Lessin is the manager and 78.334% owner of iParty LLC. Includes 1,640,000 shares of Common Stock over which the controlling stockholders of WSI appointed iParty LLC as its proxy (the "Proxy"). The Proxy terminates on the exercise of certain warrants to purchase an aggregate of 1,000,000 shares of Series A Preferred Stock (the "Warrants") issued to Ruffino Developments Limited ("Ruffino") and Henslowe Trading Limited ("Henslowe"), at $1.00 per share, which are currently exercisable and expire on June 30, 1999. To date, Ruffino and Henslowe have each exercised 225,000 Warrants and have each been issued 225,000 shares of Series A Preferred Stock. iParty LLC is to release the proxies over these shares (the "Proxy Shares") on a pro rata basis according to the number of warrants for Series A Preferred Stock exercised by Ruffino and Henslowe. Warrants for an aggregate of 550,000 shares of Series A Preferred Stock remain outstanding. Notwithstanding the foregoing, the proxy terminates on the written agreement of all of the parties thereto; or the dissolution of the Company, or the voluntary commencement by the Company of any proceeding under any bankruptcy, reorganization, arrangement, readjustment of debt, moratorium, or similar law or statute, or the date on which a public offering of the Company's securities is declared effective by the Securities and Exchange Commission. See "Recent Sale of Unregistered Securities."

 (8) Includes 50,000 shares of presently exercisable options to acquire shares of Common Stock received pursuant to the Plan, and 25,000 shares of Common Stock held by Verus Capital Corp., of which Mr. Khan is the sole stockholder.

 (9) Includes 60,000 shares of options to acquire shares of Common Stock received pursuant to the Plan vesting on April 17, 1999.

(10) Includes 90,000 shares of options to acquire shares of Common Stock received pursuant to the Plan vesting on April 26, 1999.

(11) Includes 50,000 shares of presently exercisable options to acquire shares of Common Stock received pursuant to the Plan.

(12) Includes 75,000 shares of presently exercisable options to acquire shares of Common Stock received pursuant to the Plan (50,000 options in connection with his consulting agreement with the Company and 25,000 options in connection with his role as director of the Company.
         See "Executive Compensation.")

Item 5.  Directors, Executive Officers and Promoters.

         The following sets forth, in alphabetical order, the names of the Company's directors and executive officers.

         Name                         Age     Position
         ----                         ---     --------
         Byron Hero                   48      Chief Executive Officer, Director
         Maureen Broughton Murrah     36      President, Director
         Leslye Faulk                 34      Vice President
         Eric Berg                    35      Chief Technology Officer
         Samuel Belzberg              60      Director
         Ajmal Khan                   37      Director
         Robert H. Lessin             44      Director
         Sal Perisano                 48      Director

         The Company has no nominating committee. The Company has an audit committee consisting of Samuel Belzberg and Sal Perisano, and a compensation committee consisting of Byron Hero, Robert H. Lessin and Ajmal Khan. The Company also has an executive committee consisting of Byron Hero, Robert H. Lessin and Sal Perisano.

         Set forth below are the names of all Directors and Executive Officers of the Company.

         Byron Hero has been the CEO of the Company since July 1998. He also serves as a director of Star Greetings Inc., and is a member of StarGreetings, LLC, the creator and licensor of the StarGreetings concept. Prior to founding the Company, Mr. Hero was employed as Chairman and CEO of Danskin Inc. ("Danskin"), an apparel company, which was acquired when Mr. Hero and other investors bought its parent holding company, Esmark ("Esmark"), from Beatrice Companies, Inc. in a leveraged buyout. Mr. Hero resigned from Danskin in September, 1994 and was a self-employed consultant from October 1994 through July 1, 1998. From September 1994 until December 31, 1999, he also worked independently on an ultimately unsuccessful effort to restructure the finances of Esmark. Esmark filed for Chapter 7 liquidation under the U.S. Bankruptcy Code on June 6, 1996.

         Mr. Hero had personally guaranteed certain obligations of Esmark and its related entities, and had pledged some of his common stock holdings in Esmark as collateral for both Esmark-related and personal obligations.
When Esmark failed, Mr. Hero funded these obligations through sales of his personal assets to the extent possible. In lieu of filing for personal bankruptcy, he attempted and continues to attempt settlements with several creditors. In some cases, this has involved consenting to confessions of judgment or acquiescing to the entry of judgments.

         In December 1992, several class actions (subsequently consolidated) were filed against Danskin, certain of its officers and directors, including Mr. Hero, the underwriters of its initial public offering and Esmark, in the U.S. District Court for the Southern District of New York, alleging that materially false and misleading statements were made in the prospectus for Danskin's initial public offering and in subsequent public statements and a regulatory filing. These actions arose following Danskin's reporting of a $1,000,000 pre-tax charge against income in fiscal 1993 relating to production problems caused by an unauthorized change in product specifications by a yarn vendor. Following a fairness hearing held on May 29, 1996, the Court entered an Order and Final Judgment approving a settlement of the consolidated actions. Both suits were settled in favor of Danskin and the directors in that the settlement was funded in its entirety by defendants unrelated to Danskin and by the carrier of Danskin's Director and Officer Liability insurance policy. The Order and Final Judgment certified the class and released all of the defendants, including Mr. Hero, from claims by the class members arising from the purchase of Danskin's securities, as well as claims for contribution or indemnification.

         On August 19, 1994, a stockholder, who was also a plaintiff in the securities class action litigation described above, filed a derivative action in the Delaware Court of Chancery against the directors of Danskin, including Mr. Hero, with Danskin as nominal defendant, alleging that a certain amount of funds advanced by Danskin to Esmark, and for which reserves charged to operations had been established by Danskin, constituted a waste of corporate assets. The action did not seek any damages from Danskin. This matter was settled by agreement, dated May 17, 1996, among the parties, and the carrier of Danskin's Directors and Officers Liability policy. The terms of the settlement were approved by the Court of Chancery on November 26, 1996.

         Maureen Broughton Murrah has been President of the Company since July 1998. From 1996 until joining the Company in 1998, Ms. Murrah was a senior account executive at Nike, Inc. ("Nike") where she directed all major national account programs for Nike's new equipment business (skates, sunglasses, watches, and other hard goods). Prior to joining Nike, from early 1993 until 1996, she was Danskin's Vice President of Merchandising and Marketing, where she directed all aspects of the Danskin brand business, including design, merchandising, marketing, advertising, and public relations.

         Leslye Faulk has been Vice President of the Company since January 1999. From October 1998 through February 1999, Ms. Faulk was the Senior Director of Business Development at "a2b music/AT&T Solutions," an online music distribution company, where she was responsible for maintaining existing strategic relationships and overseeing product management. Prior to joining 2ab music, from February 1997 through September 1998, she was the Director of New

Media for N2K Encoded Music/N2K Inc., NY, a record label. Prior to joining N2K, from 1993 through February 1997, she was a Senior Producer for Colombia Records/Sony Music, NY.

         Eric Berg has been Chief Technology Officer of the Company since October 1998. From February 1996, until joining the Company in October 1998, he was at Sybase, Inc. ("Sybase"), a software publisher, where he was a Senior Web Engineer, building the Web infrastructure for their technical support organization and served as a Web developer, systems engineer and Webmaster. Before Sybase, from November 1994 though February 1996, he was an Electronic Information Publishing Director for Mazama Software Labs, an Internet security software startup company. From July 1994 through November 1994, he was a Production Manager for The Digital Foundry, a MultiMedia CD-ROM developer. From July 1993 through July 1994, he worked as a supervisor in for the electronic publishing unit of Ziff Communications Company where he was responsible for re-engineering the electronic publishing hub and converting all collateral material from leading computer magazine for on-line magazine companion products.

         Sam Belzberg has been a Director of the Company since July 1998. Mr. Belzberg is President of Gibralt Capital Corporation ("Gibralt"), a private investment company and has held this position since 1993. Prior to joining Gibralt, he was the founder and Chairman of Balfour Holdings, a real estate company whose assets were recently sold to the Blackstone Group. He has served as CEO and Chairman of First City Financial, a financial institution which he founded and which employed over 2000 people in three core businesses: a full-service trust company in Canada, a real estate development arm in North America, and an industrial group which controlled companies such as Scovill, Yale Locks, Hamilton Beach, and Nu Tone Products. Mr. Belzberg is also a director of Emultak, Ltd., a NASDAQ-listed computer software company and is a director of Metromedia Asia, a wireless communications company with licenses in China, and was instrumental in structuring and taking public Franklin Resources, now the largest oil field supply company in Canada.

         Ajmal Khan has been a Director of the Company since July 1998. Mr. Khan is founder and President of the Verus Capital Corp. ("Verus"), a diversified investment group. Mr. Khan founded Venus and has been its President since 1987. Verus is involved in the ownership of hotels; venture capital financing; corporate acquisitions; and several joint ventures entailing name brand franchising and licensing. Mr. Khan also has a joint venture interest in Barakaat Holdings Ltd., a sports marketing company. Since October, 1998 he has also served as a Director of Advanced Bodymetrics, Inc., a publicly traded high-tech company dedicated to developing sports wristwatches that are able to monitor and display various functions of the human body. Mr. Khan is also a director of Wattage Monitor, Inc., a provider of electricity and power.

         Robert H. Lessin has been a Director of the Company since July 1998. Mr. Lessin has been Chairman and Chief Executive of Wit Capital Corp., an on-line broker-dealer, since April 1998. From 1993 until 1997, Mr. Lessin was Vice Chairman of Salomon Smith Barney, where he served as Head of its Investment Banking Division. Mr. Lessin also serves on the Board of Directors of CBS MarketWatch.com, a financial and news provider on the Internet.

         Sal Perisano has been a Director of the Company since October 1998. In December 1992, Mr. Perisano founded The Big Party, a retail chain of 53 party supply stores, located in West Roxbury, Massachusetts. Mr. Perisano serves as a director of The Big Party. Mr. Perisano, and his wife Dorice
Dionne, the co-founder of The Big Party also serve as consultants to the Company.

Item 6.  Executive Compensation.

         Director Compensation. Pursuant to the Plan, each non-employee director will be granted, on the effective date of the commencement of his term as director, options to purchase 25,000 shares of Common Stock. In addition, each director who is not an executive officer of the Company is to be granted, on an annual basis on the last trading date in August of each year, commencing August 1998, options to acquire 25,000 shares of Common Stock, at an exercise price equal to the fair market value of the underlying common stock on the date of grant.

         Summary Executive Officer Compensation Table. The following summarizes the aggregate cash compensation paid during 1998 (see footnotes below) to the Company's Chief Executive Officer and any officer who is expected to earn more than $100,000 in salary and bonus pursuant to their contracts. Currently, options have been granted to management as indicated below.

                                                                    Other
                                                         1998       Annual
                                                         ----       Compen-
Name and Principal Position            1998 Salary      Bonus*      sation            Options
---------------------------            -----------      ------      ------            -------
Byron Hero, Chief Executive Officer    $250,000(1)                  12,000(2)         50,000
Maureen Broughton Murrah, President    $150,000(3)                                   200,000(3)
   and Development
Leslye Faulk, Vice President           $120,000(4)                                   120,000(4)
Eric Berg, Chief Technology Officer     $90,000(5)                                    90,000(5)

-----------------
*     See description below.

(1) Represents annualized salary. Mr. Hero did not begin his employment with the Company until July 7, 1998. Options with respect to 50,000 shares of Common Stock vested on January 15, 1999, and are exercisable at $2.50 per share.

(2)  Represents maximum annual car allowance.

(3) Represents annualized salary. Ms. Murrah did not begin her employment with the Company until July 6, 1998. Options with respect to 150,000 shares of Common Stock vested on July 6, 1998, and are exercisable at $2.50 per share, and options with respect to 50,000 shares of Common Stock vested on January 6, 1999, at an exercise price of $2.50 per share.

(4) Represents annualized salary. Ms. Faulk did not begin her employment with the Company until January 17, 1999. Her options vest as follows: 60,000 on April 17, 1999 and 60,000 on July 17, 1999, and are exercisable at a price equal to the fair market value of the Common Stock on the date of grant.

(5) Represents annualized salary. Mr. Berg did not begin his employment with the Company until October 26, 1998. All of his options vest on April 26, 1999, and are exercisable at the price equal to the fair market value of the Common Stock on the date of grant.

         Employment Agreements

         The Company and Mr. Hero entered into an employment agreement, dated as of July 7, 1998 and expiring on June 30, 2001. The agreement provides that he will act as Chief Executive Officer of the Company, devote substantially all of his full working time and attention to the Company, and receive an annual salary of $250,000, plus an annual performance bonus to be awarded at the discretion of the Board of Directors, with a target of $50,000 for the first year. In addition, Mr. Hero will be granted stock options to purchase an aggregate of 300,000 shares of Common Stock pursuant to the Plan, which options will vest as follows: provided Mr. Hero remains continuously employed by the Company, options shall vest in 50,000 increments on each January 15, and July 15 from 1999 through the year 2001. If the employment agreement is terminated by the Company without cause, Mr. Hero is entitled to receive an amount equal to any unpaid out-of-pocket necessary expenses as contemplated under the employment agreement and 12 months of the base salary then in effect, paid in twelve equal installments. The employment agreement also provides for a one year non-compete following the termination of Mr.
Hero's employment.

         In addition, StarGreetings and the Licensor, Star Greetings LLC, of which Mr. Hero is a member and the manager, entered into a License Agreement dated as of August 15, 1998 (the "License Agreement"). Pursuant to the License Agreement, the Licensor is to be paid a royalty of 2 1/2% of the gross revenues received by StarGreetings from the sale of StarGreetings. See "Certain Relationships and Related Transactions."

         Mr. Hero is also a party to a finder's fee agreement with iParty LLC, which was entered into on April 29, 1998, prior to the time Mr. Hero became a diretor and Chief Executive Officer of the Company (the "Finder's Fee Agreement"). The Finder's Fee Agreement calls for Mr. Hero to receive a fee in the amount of 5% of the first $2,000,000 in equity raised from any party introduced by him. The Company has assumed the obligations of iParty LLC under the Finder's Fee Agreement. In connection with the Finder's Fee Agreement, approximately $1,000,000 was raised and an additional $1,000,000 was pledged to the Company. As a result, the Company paid Mr. hero $50,000 during 1998 and will pay Mr. Hero an additional $50,000, on a pro rata basis, as the additional investment is received.

         The Company and Ms. Murrah entered into an employment agreement, dated July 6, 1998 and expiring on July 6, 2001. The agreement provides that she will act as President of the Company, devote substantially her full working time and attention to the Company, and provides for an annual salary of $150,000, plus a discretionary bonus to be determined by the Board of Directors. In addition, Ms. Murrah will be granted stock options to purchase an aggregate of 300,000 shares of Common Stock pursuant to the Plan which vest as follows: options with respect to 150,000 shares of Common Stock vested on July 6, 1998, and provided that Ms. Murrah remains continuously employed by the Company, options with respect to 50,000 shares of Common Stock shall vest on January 6, 1999, July 6, 1999, January 6, 2000. If the employment agreement is terminated by the Company without cause, Ms. Murrah is entitled to receive an amount equal to any unpaid out-of-pocket necessary expenses as contemplated under the employment agreement and one-half of the amortized annual amount of the base salary then in effect. The employment agreement also provides for a one year non-compete following the termination of Ms. Murrah's employment.

         The Company and Ms. Faulk entered into an employment agreement, dated as of January 17,1999, which expires December 31, 2000. The agreement provides that she will act as Vice President of the Company and provides for an annual salary of $120,000, to be reviewed in July 1999. In addition, Ms. Faulk was granted stock options to purchase an aggregate of 120,000 shares of Common Stock pursuant to the Plan, 60,000 of which will vest on April 17, 1999 and

60,000 of which will vest on July 17, 1999. If the employment agreement is terminated by the Company without cause, and provided Ms. Faulk has been employed by the Company for at least three months, Ms. Faulk is entitled to receive an amount equal her full base salary rate for a period of three months from the date of termination, and at half her base salary for an additional three months. The severance payment will cease at such time as she finds new employment.

         The Company and Mr. Eric Berg entered into an employment agreement dated as of October 26, 1998, which expires December 31, 1999. The agreement provides that he will act as Chief Technology Officer of the Company and provides for an annual salary of $90,000, to be reviewed in January 1999. In addition, Mr. Berg was granted stock options to purchase an aggregate of 90,000 shares of Common Stock pursuant to the Plan, all of which will vest on April 26, 1999. If the employment agreement is terminated by the Company without cause, and provided Mr. Berg has been employed by the Company for at least three months, Mr. Berg is entitled to receive an amount equal his full base salary rate for a period of three months from the date of termination, and at half his base salary for an additional three months. The severance payment will cease at such time as he finds new employment.

         Consulting Agreements

         The Company and Mr. Perisano, a director of the Company, entered into a consulting agreement for the services of Mr. Perisano and his wife Dorice Perisano. The consulting period terminates on December 31, 1999. Pursuant to this agreement, Mr. Perisano is entitled to options to purchase 25,000 shares of Common Stock, at the price on the date of grant ($1.43), and additional options to purchase 25,000 shares of Common Stock in the event their consulting hours exceed 100. Their consulting hours exceeded 100 on January 19, 1999. He was granted options to purchase 25,000 shares of Common Stock at an exercise price of $5.38 per share, the price of the Common Stock on date their hours exceeded 100.

         Stock Option Plan

         In July 1998, the Company's Board of Directors adopted the Plan, under which there are 2,000,000 shares of Common Stock are reserved for issuance under the Company's Incentive and Nonqualified Stock Option Plan (the "Plan"). The plan provides for the award of options, which may either be incentive stock options ("ISOs") within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended (the "Code") or non-qualified options ("NQOs") which are not subject to special tax treatment under the Code. The Plan is administered by the Board or a committee appointed by the Board (the "Administrator"). Officers, directors, key employees of, and consultants to, the Company or any parent or subsidiary corporation selected by the Administrator are eligible to receive options under the plan. Subject to certain restrictions, the Administrator is authorized to designate the number of shares to be covered by each award, the terms of the award, the dates on which and the rates at which options or other awards may be exercised, the method of payment and other terms.

         The exercise price for ISOs cannot be less than the fair market value of the stock subject to the option on the grant date (110% of such fair market value in the case of ISOs granted to a stockholder who owns more than 10% of the Company's Common Stock). The exercise price of a NQO shall be fixed by the Administrator at whatever price the Administrator may determine in good faith. Unless the Administrator determines otherwise, options generally have a 10-year term (or five years in the case of ISOs granted to a participant owning more than 10% of the total voting power of the Company's capital stock). Unless the Administrator provides otherwise, options terminate upon the termination of a participant's employment, except that the participant may exercise an option to the extent it was exercisable on the date of termination for a period of time after termination. Generally, awards must be exercised by cash payment to the Company of the exercise price. However, the Administrator may allow a participant to pay all or a portion of the exercise price by means of stock.

         In the event of any change in the outstanding shares of Common Stock by reason of any reclassification, recapitalization, merger, consolidation, reorganization, spin-off, issuance of warrants or rights or debentures, stock dividend, stock split or reverse stock split, cash dividend, property dividend or similar change in the corporate structure, the Administrator shall make an appropriate adjustment in the aggregate number of shares available under the Plan and in the number of shares and price per share subject to outstanding options. In the event that the Company is reorganized, consolidated, or merged with another corporation, or if all or substantially all of the assets of the Company are sold or exchanged, the holder of the option is entitled to receive upon the exercise of his or her option, the same number and kind of shares of stock as he or she would have been entitled to receive upon the happening of any such corporate event as if he had exercised such option and had been immediately prior to such event, the holder of the number of shares covered by such option.

         The Administrator may, at any time, modify, amend or terminate the Plan as is necessary to maintain compliance with applicable statutes, rules or regulations; provided, however, that the Administrator may condition the effectiveness of any such amendment on the receipt of stockholder approval as may be required by applicable statute, rule or regulation. In addition, the Plan may be terminated by the Board of Directors as it shall determine in its sole discretion, in the absence of stockholder approval; provided, however, that any such termination will not adversely alter or impair any option awarded under the Plan prior to such termination without the consent of the holder thereof.

         Directors who are not executive officers of the Company are entitled to options to acquire 25,000 shares of Common Stock at the beginning of their term as director. In addition, non-executive officer directors are entitled to options to acquire 25,000 shares of Common Stock annually, on the last trading day in August, at an exercise price equal to the fair market value of the stock on the date of grant. These options vest on the date of the grant. The secretary of the Company is entitled to receive the same option compensation as directors who are not executive officers of the Company.

         In addition to those options granted to the Company's non-executive officer directors under the Plan, the following paragraph summarizes the options to that have been granted pursuant to the Plan to the Company's officers and directors listed under "Executive Compensation" herein.

         Pursuant to her employment agreement, Ms. Murrah was granted options to acquire an aggregate of 150,000 shares of Common Stock at an exercise price of $2.50. These options will vest according to the schedule set forth in her employment agreement, described above. According to his employment agreement, Mr. Hero was granted options to acquire an aggregate of 300,000 shares of Common Stock at an exercise price of $2.50. These options will vest according to the schedule set forth in his employment agreement, described above. Pursuant to her employment agreement, Ms. Faulk was granted stock options to purchase an aggregate of 120,000 shares of Common Stock pursuant to the Plan, 60,000 of which will vest on April 17, 1999 and 60,000 of which will vest on July 17, 1999, at an exercise price equal to the fair market value on the date of grant. Pursuant to his employment agreement, Mr. Eric Berg was granted stock options to purchase an aggregate of 90,000 shares of Common Stock pursuant to the Plan, all of which will vest on April 26, 1999, at an exercise price equal to the fair market value on the date of grant. Pursuant to his consulting agreement, Mr. Perisano was granted options to acquire 50,000 shares of Common Stock, at an exercise price equal to the fair market value on the date of grant. These options are currently exercisable.

Item 7. Certain Relationships and Related Transactions.

         StarGreetings License

         Star Greetings (the "Licensee") licenses the StarGreetings concept (the "StarGreetings Concept") from the Licensor, StarGreetings, LLC. Mr. Hero, a director and the Chief Executive Officer of the Company, is also a member and the manager of the Licensor, and is the creator of the StarGreetings concept. Pursuant to a license agreement dated as of August 15, 1998, by and between the Licensor and the Licensee (the "License Agreement"), the Licensee was granted exclusive, perpetual and worldwide rights to use the StarGreetings Concept for a twenty (20) year term, expiring August 15, 2016.

         Pursuant to the License Agreement, the Licensee will be permitted to sell StarGreetings for general audiences (excluding adult content versions) on its two current URLs located on the world wide web at "Stargreetings.com" and "iParty.com."

         In exchange for their license to use of the StarGreetings concept, the Licensee has agreed to pay the Licensor 2 1/2% (the "Royalty") of the gross revenues received by the Licensee from the sale of StarGreetings. The Royalty is to be paid to Licensor within fifteen days after the end of each fiscal quarter.

         The License Agreement terminates in the event of a change of control in the Licensee or a change in control in the Company, the parent of the Licensee. For purposes of the License Agreement, the term change in control includes any merger or consolidation in which the Licensee is not the surviving entity, and a sale of more than 49% of the assets or stock of the Licensee to a third party or a change of control of the Company, the Licensee's parent.

         Consulting Agreement with Director

         One of the Company's directors, Sal Perisano, and his wife Dorice Perisano, are hired consultants of the Company. The consulting period terminates on December 31, 1999. Pursuant to their consulting agreement, they are entitled to options to purchase 25,000 shares of Common Stock at the price on the date of grant ($1.43), and additional options to purchase 25,000 shares of Common Stock in the event their consulting hours exceed 100. Mr. Perisano's consulting hours exceeded 100 on January 19, 1999. He was granted options to purchase 25,000 shares of Common Stock at an exercise price of $5.38 per share, the price of the Common Stock on date their hours exceeded 100.

         Finder's Fee Agreement with Director

         iParty LLC and Mr. Hero, the Chief Executive Officer ("CEO") of the Company entered into an agreement prior to Mr. Hero becoming a director and CEO of the Company, which calls for him to receive a finder's fee in the amount of 5% of the first $2,000,000 in equity raised from any party introduced by him (the "Finder's Fee Agreement"). The Company has assumed the obligations of iParty LLC under the Finder's Fee Agreement. In connection with the Finder's Fee Agreement, approximately $1,000,000 was raised and an additional $1,000,000 was pledged to the Company. As a result, the Company paid Mr. Hero $50,000 during 1998 and will pay Mr. Hero an additional $50,000, on a pro rata basis, as the additional investment is received.

Item 8.  Description of Securities.

Common Stock

         The Company's Restated Certificate of Incorporation authorizes the issuance of an aggregate of 50,000,000 shares of Common Stock, par value $.001 per share. As of March 1, 1999, there were 11,005,691 shares of Common Stock issued and outstanding. Each holder of record of Common Stock is entitled to one vote for each share held on all matters promptly submitted to the stockholders for their vote. Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds. The Company has not paid a dividend and it is not anticipated that any cash dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company. Accordingly, future cash dividends, if any, will depend on the Company's need for working capital and its financial condition at the time. Shares of Common Stock are not redeemable, carry no preemptive rights, or other rights to subscribe for additional shares of Common Stock in the event of an offering. All outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock

         The Company's Restated Certificate of Incorporation authorizes the issuance of an aggregate of 10,000,000 share of preferred shares, par value $.001 per share (the "Preferred Shares"). The Board of Directors is authorized from time to time to issue the Preferred Shares as Preferred Shares of any series and in connection with the creation of each such series, to fix be resolution or resolutions providing for the issue of shares thereof, the number of shares of such series, the designations, powers and preferences and rights and the qualifications, limitations and restrictions of such series to the full extent now or hereafter permitted by the laws of the State of Delaware. At present, the Company's Board of Directors has designated one million of the ten million authorized shares of Preferred Stock Series A Preferred Stock, $.001 par value per share (the "Series A Preferred Stock").

         The holders of Series A Preferred Stock rank junior to any classes of stock designated by the Company as Senior Securities, and prior to all of the Company's Common Stock and any class or series of capital stock of the Company created thereafter not specifically ranking by its terms senior, as to distribution of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary. The Series A Preferred Stock bears no dividends.

         The holders of Series A Preferred Stock are entitled to anti-dilution protection as follows: If, prior to the conversion of all the Series A Preferred Stock, the number of outstanding shares of Common Stock is increased by a stock split, stock dividend or other similar event, the conversion rate is to be proportionately reduced, or if the number of outstanding shares of Common Stock is decreased by a combination or reclassification of shares, or other similar event, the conversion rate is to be proportionately increased. In addition, if, prior to the conversion of all the Series A Preferred Stock, there is any merger, consolidation, exchange of shares, recapitalization, reorganization or other similar event, as a result of which shares of Common Stock of the Company are to be changed into the same or a different number of shares of the same or another class or classes of stock or securities of the Company or another entity, that the holders of Series A Preferred Stock would have the right to receive upon conversion of Series A Preferred Stock, upon the basis and upon the terms and conditions specified in the certificate of designation and in lieu of the shares of Common Stock immediately issuable upon conversion, such stock, securities and/or other assets which the holders would have been entitled to receive in such transaction had the Series A Preferred Stock been converted immediately prior to such transaction. The Company cannot effect any transaction described in this paragraph unless (a) it first gives thirty (30) calendar days prior notice to the holders of Series A Preferred Stock; and (b) the resulting successor or acquiring entity (if not the Company) assumes by written instrument the obligation of the Company under the Certificate of Designation, including the obligations of this paragraph.

         Shares of Series A Preferred Stock are convertible into whole shares of Common Stock, on a one-to-one basis, subject to adjustment as provided in the certificate of designation.

         The Company issued Warrants to purchase an aggregate of 1,000,000 shares of Series A Preferred Stock to Ruffino and Henslowe, at $1.00 per share, which are currently exercisable and expire on June 30, 1999. To date, Ruffino and Henslowe have each exercised 275,000 Warrants and have each been issued 275,000 shares of Series A Preferred Stock; 450,000 Warrants remain outstanding.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

         The Company's Common Stock is traded in the over-the-counter market listed on the NASDAQ OTC Bulletin Board under the symbol "IPTY."

         The following table sets forth the range of high and low bid quotations for the Company's Common Stock for each of the quarter of the fiscal year ended December 31, 1998. The Common Stock commenced trading on the OTC Bulletin Board under the name iParty Corp, symbol "IPTY", in July 1998. Prior to that time, from February 1998, until July 1998, the Company's stock was quoted on the OTC Bulletin Board under the name of WSI Acquisitions, Inc., symbol "WSIA." There is no available information with respect to the common stock of WSI Acquisitions, Inc. for the time period before February 12, 1998. Accordingly quotations for the 1997 fiscal year have not been provided. The quotations represent inter-dealer prices without retail markup, mark down or commission and may not necessarily represent actual transactions.

          1998                           High          Low
          ----                           ----          ---
          Fourth Quarter                3.375          1.065
          Third Quarter                 3.375          .05
          Second Quarter 1998           .06            .03125
          First Quarter                 .0625          .01

         The Company has never paid any cash dividends not does it intend, at this time, to make cash distributions to its shareholders in the near future. As of March 1, 1999 the number of holders of the Company's Common Stock was 94.

Item 2.  Legal Proceedings.

         The Company is not currently a party to any litigation.

Item 3.  Changes in and Disagreements with Accountants.

         The Company has not changed its accountants since the merger, and there are no disagreements with the Company's accountants concerning accounting and financial disclosure.

Item 4.  Recent Sale of Unregistered Securities.

         During the past three fiscal years the Company has issued securities pursuant to exemptions to registration under the Securities Act of 1933, as amended (the "Securities Act"). The

Company issued an aggregate of 4,585,000 shares of Common Stock and warrants to purchase an aggregate of 1,000,000 shares of Series A Preferred Stock to certain off-shore holding companies, for $997,197.43 in cash. The Company did not use an underwriter. This sale was exempt from registration pursuant to Section 5 of the Securities Act, which provides an exemption for limited offers and sales of securities not exceeding an annual aggregate amount of $1 million (the "Rule 504 Sale"). The Rule 504 Sale was a condition to the merger of iParty Corp and WSI, pursuant to which WSI changed its name to iParty Corp. The Rule 504 Sale was conducted in three issues, one at $.01 per share, a second issue at $1.00 per share which also included the Warrants, and a third at $1.00 per share without the Warrants, as set forth in the tables below.

         Pursuant to Rule 504, on June 25, 1998, the Company sold an aggregate of 3,624,043 shares of Common Stock, at a purchase price of $.01 per share, to the following entities, in the amounts set forth below:

-------------------------------------------------------------------------------------------------------------------
Name of Purchaser                       Number of Shares Purchased            Total Purchase Price
-------------------------------------------------------------------------------------------------------------------
Fletcher Investments Limited            370,000                               $3,700
-------------------------------------------------------------------------------------------------------------------
Sandown Limited                         345,000                               $3,450
-------------------------------------------------------------------------------------------------------------------
Seaborne Limited                        330,000                               $3,300
-------------------------------------------------------------------------------------------------------------------
Stamford Securities Limited             365,000                               $3,650
-------------------------------------------------------------------------------------------------------------------
Hampton Associates                      360,000                               $3,600
-------------------------------------------------------------------------------------------------------------------
Intention Group Limited                 320,000                               $3,200
-------------------------------------------------------------------------------------------------------------------
Stackridge Associates Limited           375,000                               $3,750
-------------------------------------------------------------------------------------------------------------------
Hoffman Finance Limited                 380,000                               $3,800
-------------------------------------------------------------------------------------------------------------------
Apostle Associates Limited              379,043                               $3,790.43
-------------------------------------------------------------------------------------------------------------------
Clanstar International Limited          300,000                               $3,000
-------------------------------------------------------------------------------------------------------------------
Intrepid International Corp.            100,000                               $1,000
-------------------------------------------------------------------------------------------------------------------
Total:                                  3,624,043                             $36,240.43
-------------------------------------------------------------------------------------------------------------------

         Pursuant to Rule 504, on June 26, 1998, the Company sold an aggregate of 80,000 shares of Common Stock and warrants to purchase an aggregate of 1,000,000 shares of Series A Preferred Stock, at $1.00 per share (the "Warrants"), to the following entities, in the amounts set forth below:

---------------------------------------------------------------------------------------------------------------------
Name of Purchaser                       Number of Shares and Warrants           Total Purchase Price
                                        Purchased
---------------------------------------------------------------------------------------------------------------------
Ruffino Developments Limited            40,000 shares of common stock and       $40,000
                                        Warrants to purchase 556,500 shares
                                        of Series A Preferred Stock
---------------------------------------------------------------------------------------------------------------------
Henslowe Trading Limited                40,000 shares of common stock and       $40,000
                                        Warrants to purchase 443,500 shares
                                        of Series A Preferred Stock
---------------------------------------------------------------------------------------------------------------------
TOTAL:                                  80,000 shares of Common Stock, and      $80,000
                                        Warrants to purchase 1,000,000
                                        shares of Series A Preferred Stock
---------------------------------------------------------------------------------------------------------------------

         The Warrants issued to each of Henslowe and Ruffino were exercisable from December 28, 1998 through June 30, 1999, after which they expire. To date, Warrants to purchase an aggregate of 550,000 shares of Series A Preferred Stock have been exercised in equal parts by each of Henslowe and Ruffino.

         Pursuant to Rule 504, on June 26, 1998, the Company sold an aggregate of 880,957 shares of Common Stock pursuant to Rule 504, at a purchase price of $1.00 per share, to the following entities, in the amounts set forth below:

-------------------------------------------------------------------------------------------------------------------
Name of Purchaser                       Number of Shares Purchased            Total Purchase Price
-------------------------------------------------------------------------------------------------------------------
Stackridge Associates Limited           140,000                               $140,000
-------------------------------------------------------------------------------------------------------------------
Hoffman Finance Limited                 140,957                               $140,957
-------------------------------------------------------------------------------------------------------------------
Altis Limited                           600,000                               $600,000
-------------------------------------------------------------------------------------------------------------------
TOTAL:                                  880,957                               $880,957
-------------------------------------------------------------------------------------------------------------------

Item 5.  Indemnification of Directors and Officers.

         Limitation of Liability and Indemnification Matters

         The Company's certificate of incorporation and by-laws provide that the Company shall indemnify all directors and officers of the Company to the fullest extent permitted by the Delaware General Corporation Law. Under such provisions, any director or officer, who in his capacity as such is made or threatened to be made, party to any suit or proceeding, shall be indemnified if it is determined that such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and persons controlling the Company pursuant to the foregoing provision, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

iPARTY CORP. AND SUBSIDIARY
(a development stage company)

Contents

                                                                                                                      Page
                                                                                                                      ----
Consolidated Financial Statements

   Independent auditors' report                                                                                       F-1

   Balance sheet as of December 31, 1998                                                                              F-2

   Statement of operations for the year ended December 31, 1998                                                       F-3

   Statement of changes in stockholders' equity for the year ended December 31, 1998                                  F-4

   Statement of cash flows for the year ended December 31, 1998                                                       F-5

   Notes to financial statements                                                                                      F-6


INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders iParty Corp.
New York, New York

We have audited the accompanying consolidated balance sheet of iParty Corp. and subsidiary (a development stage company) as of December 31, 1998 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the consolidated financial position of iParty Corp. and subsidiary as of December 31, 1998, and the consolidated results of their operations, and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Richard A. Eisner & Company, LLP
New York, New York
February 26, 1999
iPARTY CORP. AND SUBSIDIARY
(a development stage company)

Balance Sheet
December 31, 1998


ASSETS
Current assets:
   Cash and cash equivalents                                                    $       346,751
   Cash - restricted                                                                     50,000
   Advances to officers                                                                  34,021
   Other current assets                                                                  60,277
                                                                                ---------------
      Total current assets                                                              491,049

Property and equipment, net                                                             341,441
Other assets                                                                              9,670
                                                                                ---------------
                                                                                $       842,160
                                                                                ===============
LIABILITIES
Current liabilities:
   Accounts payable                                                             $       297,508
   Notes payable                                                                        250,000
                                                                                ---------------
      Total current liabilities                                                         547,508
                                                                                ---------------

Commitments (Note E)

STOCKHOLDERS' EQUITY
Preferred stock - $.001 par value; 10,000,000 shares authorized;
   none issued and outstanding
Common stock - $.001 par value; 50,000,000 shares authorized;
   11,005,691 shares issued and outstanding                                              11,006
Additional paid-in capital                                                            1,146,044
Deficit accumulated during the development stage                                       (862,398)
                                                                                ---------------

                                                                                        294,652
                                                                                ---------------
                                                                                $       842,160
                                                                                ===============


                                                                           F-2
See notes to financial statements
iPARTY CORP. AND SUBSIDIARY
(a development stage company)

Statement of Operations
Year Ended December 31, 1998

Costs and expenses:
   General and administrative expenses                           $    873,087
                                                                 ------------
Operating loss                                                       (873,087)
Other income (expense):
   Interest income                                                     11,090
   Interest expense                                                      (401)
                                                                 ------------
Net loss                                                         $   (862,398)
                                                                 ============
Net loss per share:
   Basic and diluted                                             $       (.08)
                                                                 ============
Weighted average shares outstanding:
   Basic and diluted                                               10,525,213
                                                                 ============



See notes to financial statements                                            F-3
iPARTY CORP. AND SUBSIDIARY
(a development stage company)


Statement of Changes in Stockholders' Equity
Year Ended December 31, 1998


                                                                                                    Deficit
                                                                                                  Accumulated
                                                                                 Additional       During the
                                                         Common Stock              Paid-in        Development
                                                     Shares         Amount         Capital           Stage           Total
                                                     ------         ------       ----------       -----------        -----
Issuance of common stock at $.04 per share
   on March 12, 1998                                 6,000,000   $     6,000   $     240,961                     $    246,961
Outstanding common stock of WSI
   prior to merger on July 2, 1998                     420,691           421            (421)                               0
Issuance of common stock at $.01 per
   share on July 2, 1998                             3,624,043         3,624          32,616                           36,240
Issuance of common stock and warrants
   at $1.00 per share (net of expenses of
   $110,197) on July 2, 1998                           960,957           961         849,799                          850,760
Accrual of pro rata portion of value of
   50,000 options granted in September 1998
   and January 1999 under consulting
   agreement with outside director                                                    23,089                           23,089
Net loss                                                                                        $    (862,398)       (862,398)
                                                 -------------   -----------   -------------    -------------    ------------
Balance - December 31, 1998                         11,005,691   $    11,006   $   1,146,044    $    (862,398)   $    294,652
                                                 =============   ===========   =============    =============    ============



See notes to financial statements                                            F-4
iPARTY CORP. AND SUBSIDIARY
(a development stage company)

Statement of Cash Flows
Year Ended December 31, 1998

Cash flows from operating activities:
   Net loss                                                                                                   $      (862,398)
   Adjustments to reconcile net loss to net cash used in operating activities:
      Depreciation and amortization                                                                                    12,364
      Consulting expense                                                                                               23,089
      Changes in:
        Other current assets                                                                                          (60,277)
        Other assets                                                                                                   (9,670)
        Accounts payable                                                                                              297,508
                                                                                                              ---------------
           Net cash used in operating activities                                                                     (599,384)
                                                                                                              ---------------
Cash flows from investing activities:
   Purchase of property and equipment                                                                                 (76,874)
   Costs of developing website and related software                                                                  (276,931)
   Advances to officers                                                                                               (34,021)
   Increase in cash - restricted                                                                                      (50,000)
                                                                                                              ---------------
           Net cash used in investing activities                                                                     (437,826)
                                                                                                              ---------------
Cash flows from financing activities:
   Proceeds from notes payable                                                                                        250,000
   Capital contribution upon initial capitalization                                                                   246,961
   Proceeds from sale of stock                                                                                        997,197
   Costs of sale of stock                                                                                            (110,197)
                                                                                                              ---------------
           Net cash provided by financing activities                                                                1,383,961
                                                                                                              ---------------
Net increase in cash and cash equivalents and balance at December 31, 1998                                    $       346,751
                                                                                                              ===============


See notes to financial statements                                            F-5
iPARTY CORP. AND SUBSIDIARY
(a development stage company)

Notes to Financial Statements
December 31, 1998

NOTE A - THE COMPANY

iParty LLC, which was created on December 11, 1997 to launch an Internet-based merchant of party goods and services, commenced operations in January 1998. On March 12, 1998, iParty Corp. was organized as a wholly owned subsidiary of iParty LLC and the net assets and operations of iParty LLC were transferred to iParty Corp. On April 9, 1998, Star Greetings, Inc. ("Star") was incorporated as a wholly owned subsidiary of iParty Corp. to develop and operate a personalized celebrity greeting service.

Effective July 2, 1998, iParty Corp. ("iParty" or the "Company") merged into WSI Acquisition Corp. ("WSI"), an inactive company. The merger was consummated through an exchange of shares that resulted in iParty LLC receiving 6,000,000 common shares or 54.5% of the outstanding shares of WSI. In connection with the merger and as a condition thereof, WSI sold, in two private placements, an aggregate of 4,585,000 shares of common stock of which 3,624,043 shares were sold for $.01 per share and 960,957 shares, together with warrants to purchase 1,000,000 shares of Series A preferred stock, were sold for $1.00 per share or aggregate proceeds of $997,197 before related expenses. The merger has been treated as a recapitalization for accounting purposes and iParty's historic capital accounts were retroactively adjusted to reflect the 6,000,000 shares issued by WSI in the transaction. In addition, as WSI had no assets before the merger and the private placements, the 420,691 outstanding common shares of WSI have been recorded at par value with a corresponding charge to additional paid-in capital. The statement of operations reflects the operations of iParty from the commencement of its operations from March 12, 1998 and also reflects the operations of iParty LLC, the predecessor company, from January 1998 through March 12, 1998. In connection with the merger, WSI changed its name to iParty Corp.

The Company is in the development stage and its efforts are devoted to developing the Internet resources to provide consumers a comprehensive website where they can seek party planning advice and information and locate and contract for party goods and services. The Company intends on entering into contracts with local and national merchants who can provide such goods and services.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1]    Principles of consolidation:

       The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary after elimination of all significant intercompany transactions and balances.

[2]    Use of estimates:

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

iPARTY CORP. AND SUBSIDIARY
(a development stage company)

Notes to Financial Statements
December 31, 1998

NOTE B - SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

[3]    Cash and cash equivalents:

       For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 1998, the Company maintains its cash deposits in accounts which are in excess of Federal Deposit Insurance Corporation limits by $126,199. The Company maintains a cash deposit of $50,000 in the form of a certificate of deposit which serves as the collateral for a corporate Visa credit account.

[4]    Financial instruments:

       The carrying amounts for the Company's cash and cash equivalents, restricted cash, accounts payable and notes payable approximate fair value.

[5]    Per share data:

       Basic and diluted loss per share is based on the weighted average number of outstanding shares of common stock and excludes the effect of stock options and warrants. In computing the weighted average number of shares outstanding, the 3,624,043 shares issued for $.01 per share and the 420,691 outstanding shares of WSI prior to the merger were treated as if they were outstanding for the entire year.

[6]    Stock-based compensation:

       The Company has elected to follow the intrinsic value method set forth in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" in accounting for its stock option incentive plan. As such, compensation expense would be recorded on the date of grant if the current market price of the underlying stock exceeded the exercise price of the option.

[7]    Property and equipment:

       Property and equipment are stated at cost less accumulated depreciation which is provided on the straight-line method over the estimated useful lives of the assets.

[8]    Software costs:

       In accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", issued in March 1998 and adopted by the Company, external direct costs of materials and services incurred in connection with developing or obtaining internal use software were capitalized. Such costs will be amortized using the straight-line method over an estimated useful life of 3 years beginning when the software is ready for its intended use.

[9]    Income taxes:

       The Company accounts for income taxes using the liability method. Deferred income taxes are measured by applying enacted statutory rates to net operating loss carryforwards and to the differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets are reduced, if necessary, by a valuation allowance for any tax benefits which are not expected to be realized.

iPARTY CORP. AND SUBSIDIARY
(a development stage company)

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 1998:
             Office equipment                                                            $3,109
             Furniture and fixtures                                                       2,744
             Computer equipment                                                          71,021
             Website and related software                                               276,931
                                                                                       --------
                                                                                        353,805

             Less accumulated depreciation and amortization                             (12,364)
                                                                                       --------
                                                                                       $341,441
                                                                                       ========

NOTE D - INCOME TAXES


The reconciliation of income tax benefit computed at the federal statutory tax rate to the income tax benefit in the consolidated statement of operations is as follows for the year ended December 31, 1998:

             Income tax benefit computed at the federal statutory income
                tax rate of 35%                                                        $ (301,839)
             Increase resulting from state and local taxes,
                net of federal benefit                                                    (97,434)
             Valuation allowance provided                                                 399,273
                                                                                       ----------
             Income tax benefit in statement of operations                             $        0
                                                                                       ==========


The tax effects of significant items comprising the Company's net deferred tax asset as of December 31, 1998 is as follows:
             Net operating loss carryforward                                           $  399,273
             Less valuation allowance                                                     399,273
                                                                                       ----------
             Net deferred tax asset                                                    $        0
                                                                                       ==========


As of December 31, 1998, the Company has a net operating loss carryforward of $862,398 which expires in 2018. The Company has recorded a deferred tax asset offset by a valuation allowance as the Company has not determined that it is more likely than not that the available net operating loss carryforward will be utilized in the future.

iPARTY CORP. AND SUBSIDIARY
(a development stage company)

NOTE E - COMMITMENTS

[1]      Leases:

         The Company leases facilities and equipment under several month-to-month and three month operating leases. The Company's rental expense under operating leases in the year ended December 31, 1998 amounted to $27,983.

[2]      Concentrations:

         The Company has contracted with three companies to develop the web sites for its services. Failure to perform by any one of these three parties would have a material negative impact upon the Company's operations.

[3]      Finder's fee arrangement:

         The Company and its Chief Executive Officer ("CEO") had entered into an agreement prior to such individual becoming the CEO, which calls for the CEO to receive a finder's fee in the amount of 5% of the first $2,000,000 in equity raised from any party introduced by the CEO. In connection with this agreement, approximately $1,000,000 has been raised and an additional $1,000,000 has been pledged to the Company. As a result, $50,000 has been paid to the CEO during 1998 and an additional $50,000 will be paid to the CEO during 1999 on a pro rata basis as the additional investment is received.

[4]      License agreement:

         Star entered into an agreement with Star Greetings, LLC, as the creator of the Star Greetings concept ("Star Concept"), to license the exclusive use of the Star Concept on the web sites of the Company and Star. The agreement calls for a royalty of 2 1/2% of revenues derived from the Star Concept, payable quarterly. Star Greetings, LLC is owned, in part, by the Company's CEO. No amounts were payable to Star Greetings, LLC under the agreement during the year ended December 31, 1998.

[5]      Star Greetings agreements:

         The Company intends to enter into agreements with celebrities to secure their services with Star. The agreements are substantially the same and consist of three separate compensation components. The first component is a participation fee (and any related expenses). The second component is a commission payable to the celebrity and to a charity of their choice upon the sale of each Star Greeting. The third component is an option to purchase stock in the Company. As of December 31, 1998, no such agreements have been entered into by the Company (see Note I[4]).

[6]      Consulting agreement:

         The Company entered into a consulting agreement with one of its outside directors. The agreement is in effect from September 15, 1998 through December 31, 1999. Compensation under the agreement consists of options to purchase 50,000 shares of the Company's common stock, of which 25,000 options were granted on September 15, 1998 and 25,000 options were granted on January 20, 1999 when the consultant's time on behalf of the Company exceeded 100 hours. The value of the options granted ($102,250) is being charged to expense over the period of the agreement.

iPARTY CORP. AND SUBSIDIARY
(a development stage company)

NOTE E - COMMITMENTS  (CONTINUED)

[7]    Employment agreements:

       The Company has entered into employment agreements with several of its executives. The agreements expire from December 31, 1999 through July 6, 2001 and provide for annual salaries aggregating $575,000. In addition, the executives were granted options (see Note H) to purchase an aggregate of 775,000 shares of the Company's common stock, which vest in various increments provided the executives remain continuously employed by the Company. In addition to base salary, the agreements provide that the executives may receive an annual performance bonus at the discretion of the Compensation Committee of the Board of Directors. The agreements also have termination clauses which call for severance payments ranging up to one year's salary.

NOTE F - STOCKHOLDERS' EQUITY

[1]    Series A preferred stock:

       On June 30, 1998, the Company's Board of Directors designated 1,000,000 shares of the Company's authorized 10,000,000 shares of preferred stock as Series A preferred stock. Such shares have a par value of $.001, an original issue price per share of $1.00, bear no dividends, have a liquidation preference senior to the Company's common stock and are convertible, on a one to one basis, as adjusted, into shares of the Company's common stock.

[2]    Warrants:

       In connection with the sale of common stock, the Company issued warrants to two shareholders, which, if exercised in full, entitle the holders to purchase an aggregate of 1,000,000 shares of Series A preferred stock at $1.00 per share. Such warrants cannot be exercised earlier than six months from the date of issue (July 2, 1998), and must be exercised by June 30, 1999 (see Note G).

NOTE G - NOTES PAYABLE

During December 1998, the Company borrowed $125,000 from each of two shareholders, which is payable in 90 days, at an interest rate of 6.5% per annum. Such shareholders are holders of warrants (see Note F[2]) to purchase Series A convertible preferred stock. In connection with such borrowing, the shareholders may request payment in the form of application of the principal amount against the exercise price of an appropriate number of warrants. As of December 31, 1998, the Company had accrued $401 of interest in relation to these notes.

On January 20, 1999, the shareholders exercised warrants to purchase 250,000 preferred shares and applied the $250,000 outstanding principal amount of the notes in payment of the exercise price of the warrants.

iPARTY CORP. AND SUBSIDIARY
(a development stage company)

NOTE H - STOCK OPTION PLAN

On July 14, 1998, the Company adopted the 1998 Incentive and Nonqualified Stock Option Plan (the "98 Plan") under which options to acquire 2,000,000 shares of common stock may be granted to officers, directors, key employees and consultants. The exercise price for incentive options cannot be less than the fair market value of the stock on the grant date and the exercise price of nonqualified options is fixed by the plan administrator. Options to purchase the Company's common stock under the 98 Plan have been granted to employees, directors and consultants of the Company at fair market value at the date of grant. Generally, the options become exercisable over periods ranging from immediately to two years and expire ten years from the date of grant.

A summary of the status of the Company's stock options outstanding as of December 31, 1998 and changes during the year ended December 31, 1998 is as follows:

                                                                                       Weighted
                                                                                        Average
                                                                                       Exercise
                                                                         Shares          Price
                                                                         ------        --------
             Stock options:
                Granted                                                 1,025,000      $ 2.19
                Exercised                                                       0           0
                                                                     ------------     -------

                Outstanding at end of year                              1,025,000      $ 2.19
                                                                     ============      ======

                Exercisable at year-end                                   450,000      $ 2.31
                                                                     ============      ======

             Weighted average fair value of options granted
                during the year                                                        $ 1.69
                                                                                       ======



The effect of applying Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") on 1998 pro forma net loss as stated below is not necessarily representative of the effects on reported net loss for future years due to, among other things, the vesting period of the stock options and the fair value of additional stock options in future years. The fair value of the options granted during 1998 have been estimated at $.87 to $1.93 per share on the date of grant using the Black-Scholes option-pricing model with the following assumptions: no dividend yield, volatility of 100%, a risk-free interest rate of 4.92% to 5.72%, and an expected life of five years from date of vesting. Had compensation cost for the Company's stock option plan been determined based upon the fair value at the grant date for awards under the plan consistent with the methodology prescribed under SFAS 123, the Company's net loss and net loss per share would have been as follows:

             Net loss - as reported                            $  (862,398)
                                                               ===========
                      - pro forma                              $(1,789,766)
                                                               ===========

             Net loss per share  - as reported                      $(.08)
                                                                    =====
                                 - pro forma                        $(.17)
                                                                    =====
iPARTY CORP. AND SUBSIDIARY
(a development stage company)

NOTE I - SUBSEQUENT EVENTS

[1]     Employment agreements:

        In January 1999, the Company entered into employment agreements with three executives. The agreements expire on December 31, 2000 and provide for annual salaries aggregating $300,000. In addition, the executives were granted options to purchase an aggregate of 320,000 shares of the Company's common stock at $4.00 and $4.38 per share, which vest in various increments. The agreements also provide that additional options are to be granted on an annual basis, in a number to equal the dollar amount of each executive's annual salary. The agreements also have a termination clause which calls for severance payments equal to four and one-half months of the base annual salary payable over a six month period.

[2]     Transaction agreement:

        On January 8, 1999, the Company entered into a two-year agreement with a service provider to process financial transactions in connection with its websites. The agreement calls for a one-time set-up fee of $50,000, and a transaction fee of $0.90 per transaction with a minimum monthly transaction fee of $5,000 for February 1999, $7,500 for March 1999 and $10,000 for April 1999 and thereafter.

[3]     Advertising agreement:

        On January 12, 1999, the Company entered into an advertising agreement for the period February 1, 1999 through July 31, 1999, to solicit advertising of its website on other websites. The agreement calls for the Company to pay setup and related fees of $20,000 and a transaction fee of $80,000.

[4]     Issuance of options to nonemployees:

        Subsequent to December 31, 1998 through February 15, 1999, the Company issued options to acquire 355,000 shares of common stock at exercise prices of $1.00 and $2.50 per share in connection with Star Greetings agreements (see Note E[5]).

                                    PART III

Item 1. Index to Exhibits and Item 2. Description of Exhibits.

Exhibit No.         Description                                         Location
-----------         -----------                                         --------
3.1                 Restated Certifcate of Incorporation
                    of WSI Acquisitions Corp., and
                    Certificate of Merger by iParty Corp.
                    into WSI Acquisition Corp.

3.2                 By-Laws of WSI Acquisitions Corp.

4                   Certificate of Designation of Series A
                    Preferred Stock of WSI Acquisitions, Corp.

10.1                Merger Agreement by and between iParty Corp. and WSI
                    Acquisitions Corp.

10.2                1998 Incentive and Non-Qualified Stock Option
                    Plan

10.3                Fry MultiMedia Web Site Development Agreement

10.4                iVillage Web Site Development Service Agreement

10.5 Order Trust Agreement by and between the Company and Order Trust.

10.6                Employment Agreement of Byron Hero

10.7                Employment Agreement of Maureen Broughton Murrah

10.8                Employment Agreement of Leslye Faulk

10.9                Employment Agreement of Eric Berg

10.10               StarGreetings License Agreement

10.11 Real Property Lease Agreement between the Company and TechSpace LLC

10.12               Consulting Agreement by and between the Company and Sal
                    Perisano

10.13               Finder's Fee Agreement between iParty LLC and Byron Hero

21                  Subsidiaries of the Company

27.1                Financial Data Schedule


                                   SIGNATURES

     In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             iPARTY CORP.

                                             By:  /s/ Byron Hero
                                                  ------------------------
                                                  Name: Byron Hero
                                                  Title: Chief Executive Officer